SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Simple Non Convertible Notes in a principal amount of US$ 50,000,000, due 2014:

ALTO PALERMO S.A. (APSA) Simple Non Convertible Notes in a principal amount of U$S 50,000,000 due 2014

Alto Palermo S.A. (APSA) (the “Company”) informs that on January 19, 2007, will start the payment of the nineth installment of interests related to the Notes issued on July 19, 2002.

Payment Agent: Caja de Valores S.A. 25 de mayo 362.

Payment hours: From 10 am to 3 pm

Number of service to be paid: nineth in stalment

Payment Period: July 19, 2006/ January 19, 2007

Annual Nominal Interest: 10%

Interest paid: 5.04109589%

Amortization coupon: do not apply

The interests will be paid to the people who were registered, with the Co-register Agents, as holder of the Notes, at least 3 days prior to the payment date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 12, 2007